SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005

E.ON AG

(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

January 1 - March 31, 2005

Interim Report I/2005

•	Adjusted EBIT up 7 percent

•	Net income at high prior-year level

•	Full-year 2005 outlook with slight increase in adjusted EBIT confirmed

Interim Report I/2005

E.ON Group Financial Highlights

E.ON Group Key Figures at a Glance

January 1 - March 31
€ in millions	2005	2004	+/– %
Electricity sales (in billion kWh)[1]	112.8	111.8	+1
Gas sales (in billion kWh)[1]	311.9	299.9	+4
Sales	16,418	14,622	+12
Adjusted EBITDA[2]	3,243	3,024	+7
Adjusted EBIT[3]	2,515	2,345	+7
Income/Loss (–) from continuing operations before income taxes and minority interests	2,392	2,152	+11
Income/Loss (–) from continuing operations	1,459	1,451	+1
Income/Loss (–) from discontinued operations, net	—	4	—
Net income	1,459	1,455	—
Investments	614	1,720	–64
Cash provided by operating activities	1,724	1,090	+58
Free cash flow[4]	1,279	627	+104
Net financial position[5] (at March 31 and December 31)	–3,790	–5,483	+31
Employees (at March 31 and December 31)	75,063	69,710	+8
Earnings per share (in €)	2.22	2.22	—

[1]	Unconsolidated figures.

[2]	Non-GAAP financial measure; see reconciliation to net income on page 7.

[3]	Non-GAAP financial measure; see reconciliation to net income on page 7 and commentary on pages 30-31.

[4]	Non-GAAP financial measure; see reconciliation to cash provided by operating activities on page 8.

[5]	Non-GAAP financial measure; see reconciliation on page 9.

Non-GAAP financial measures: This report contains certain non-GAAP financial measures. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. Additional information with respect to each of the non-GAAP financial measures used in this report is included together with the reconciliations described below.

E.ON prepares its financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). As noted above, this report contains certain consolidated financial measures (adjusted EBIT, adjusted EBITDA, net financial position, net interest expense, and free cash flow) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in this report a reconciliation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures and an equivalent U.S. GAAP target for forward-looking measures. The footnotes presented with the relevant historical non-GAAP financial measures indicate the page of this report on which the relevant reconciliation appears. The non-GAAP financial measures used in this report should not be considered in isolation as a measure of E.ON’s profitability or liquidity and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP presented in this report and the relevant reconciliations. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

Interim Report I/2005

Contents

4	Letter to Shareholders

5	E.ON Stock

6	Results of Operations
— Energy Price Developments
— Sales Volume, Sales, Earnings Performance
— Investments
— Financial Condition
— Employees
— Risk Situation
— Outlook

12	Market Units
12	— Central Europe
14	— Pan-European Gas
15	— U.K.
17	— Nordic
19	— U.S. Midwest

20	Interim Financial Statements (Unaudited)

30	Business Segments

32	Financial Calendar

Interim Report I/2005

Dear Shareholders,

In the first quarter of 2005 the E.ON Group continued its positive earnings development. We enhanced efficiency and performance across the entire group. We increased adjusted EBIT by 7 percent year-on-year to just over €2.5 billion. Nearly all market units contributed to the improvement. At roughly €1.5 billion, net income (after taxes and minority interests) was on par with the high prior-year figure, although considerably lower book gains were recorded.

Targeted shareholding acquisitions and the integration of our businesses have also paid off in the Eastern European countries in which E.ON has used small and medium-sized acquisitions to establish leading market positions. In the current year we also made progress further expanding our market positions in this dynamic growth region. In February we completed the acquisition of Gorna Oryahovitza and Varna, Bulgarian regional electric distribution companies. In early April we signed an agreement to acquire shares in Electrica Moldova, a Romanian regional electric distribution company.

We are continuing our talks with Gazprom about deepening our business relationship in energy projects and about Yushno Russkoye, a gas field in Western Siberia. We are also talking with Gazprom about the construction of a Baltic Sea pipeline and the pursuit of cooperative ventures in the Russian electricity business. We will continue to weigh carefully the opportunities and risks of deepening our involvement in Russia.

The first quarter continued the positive developments of 2004. Contributing factors included our clear focus, the increasing integration of our operations across the entire group, enhanced performance, and the consolidation of our market positions. Our good start in the new year demonstrates that E.ON is making further progress towards realizing its vision of becoming the world’s leading power and gas company. We want to enlarge E.ON’s platform for enhancing value for the long term. In doing so, we will not rule out larger acquisitions if they meet our strict investment criteria. Europe will remain our geographic focus. In addition, we will keep open the option to pursue growth opportunities in the U.S. energy market. We will continue to work hard to make our vision reality.

Sincerely yours,

Dr. Wulf H. Bernotat

Interim Report I/2005

E.ON Stock

E.ON stock finished the first three months of 2005 down slightly (–1 percent). Its performance was slightly weaker than that of other European blue chips as measured by the EURO STOXX 50 Performance Index, which advanced 4 percent, and of its peer index, the STOXX Utilities, which also rose 4 percent over the same period.

The trading volume of E.ON stock climbed by 12 percent year-on-year to €12.9 billion, making E.ON the fifth most-traded stock in the DAX index of Germany’s top 30 blue chips. As of March 31, 2005, E.ON was the third-largest DAX issue in terms of market capitalization.

E.ON stock is listed on the New York Stock Exchange (NYSE) as American Depositary Receipts (ADRs). Until recently, there was a one-to-one conversion ratio between E.ON ADRs and E.ON stock. The value of one E.ON ADR was thus effectively that of one share of E.ON stock. E.ON decided to change the ratio to three to one. The new ratio took effect on March 29, 2005. It triples the number of E.ON ADRs that can be traded on the NYSE. We believe that the increased liquidity and tradability of E.ON ADRs further increase the attractiveness of E.ON stock for U.S. investors.

For the latest information about E.ON stock, visit www.eon.com.

E.ON Stock

	Mar. 31,	Dec. 31,
	2005	2004
Shares outstanding (in millions)[1]	659	659
Closing price (in €)	66.19	67.06

Market capitalization (€ in billions)[2]	45.8	46.4

[1]	Excludes treasury stock.

[2]	Based on the entire capital stock (692,000,000 shares).

Performance and Trading Volume

January 1 - March 31	2005	2004
High (in €)[1]	71.70	56.15
Low (in €)[1]	64.50	49.27
Trading volume[2]
— Millions of shares	191.1	220.2
— € in billions	12.9	11.5

[1]	XETRA.

[2]	Source: Bloomberg (all German stock exchanges).

Interim Report I/2005

Results of Operations

Energy Price Developments

The development of oil and coal prices is currently driving natural gas and power prices in our target markets. The introduction of EU-wide emission allowance trading has meant that carbon prices increasingly affect European energy prices.

Due to tight supply fundamentals on international crude oil markets, Brent climbed to $56 per barrel, a 30 percent increase from the price at the start of the year. Natural gas prices followed this trend. Coal prices remained at high levels, due to continued strong international demand and high freight rates.

In March 2005 carbon prices doubled to €15 per metric ton from the low prices in January. Rising gas and oil prices contributed to this development.

Wholesale power prices increased, tracking fuel and carbon prices. In Great Britain power prices are mainly driven by natural gas prices, in Germany by carbon and coal prices. Prices at Nordpool, Scandinavia’s power exchange, depend largely on the availability of hydroelectricity in the region.

Power and Gas Sales Volumes Higher

We sold 1 percent more electricity in the first quarter of 2005 than in the same period last year, due largely to increased sales volumes in Germany resulting from the national burden-sharing agreement for renewable-source electricity. Higher sales volumes outside Germany at our Pan-European Gas market unit were the main factor in the 4 percent increase in gas sales.

Sales up 12 Percent

The increase in sales resulted primarily from higher sales volumes and price developments in the power and gas businesses.

Sales

January 1 - March 31
€ in millions	2005	2004	+/– %
Central Europe	6,669	5,867	+14
Pan-European Gas	5,647	4,570	+24
U.K.	2,724	2,585	+5
Nordic	1,037	1,032	—
U.S. Midwest	551	520	+6
Corporate Center	–429	–176	—
Core energy business	16,199	14,398	+13
Other activities[1]	219	224	–2
Sales	16,418	14,622	+12

[1]	Viterra.

Adjusted EBIT up 7 Percent

Nearly all market units contributed to our improved adjusted EBIT performance. Factors included overall higher power and gas sales volumes, increased hydroelectric generation at Nordic, positive effects from the rate increases at U.S. Midwest, and the development of power and gas prices.

Adjusted EBIT

January 1 - March 31
€ in millions	2005	2004	+/– %
Central Europe	1,281	1,179	+9
Pan-European Gas	486	416	+17
U.K.	268	270	–1
Nordic	301	279	+8
U.S. Midwest	101	93	+9
Corporate Center	–41	–8	—
Core energy business	2,396	2,229	+7
Other activities[1]	119	116	+3
Adjusted EBIT[2]	2,515	2,345	+7

[1]	Viterra and Degussa; the latter is accounted for using the equity method.

[2]	Non-GAAP financial measure; see reconciliation to net income on page 7.

Interim Report I/2005

Net Income

January 1 - March 31
€ in millions	2005	2004	+/– %
Adjusted EBITDA[1]	3,243	3,024	+7
Depreciation, amortization, and impairments affecting adjusted EBIT[2]	–728	–679	—
Adjusted EBIT[1]	2,515	2,345	+7
Adjusted interest income (net)[3]	–333	–397	—
Net book gains	94	392	—
Restructuring expenses	–10	–11	—
Other nonoperating earnings	126	–177	—
Income from continuing operations before income taxes and minority interests	2,392	2,152	+11
Income taxes	–757	–526	—
Minority interests	–176	–175	—
Income from continuing operations	1,459	1,451	+1
Income from discontinued operations, net	—	4	—
Net income	1,459	1,455	—

[1]	Non-GAAP financial measure.

[2]	For commentary see footnote 2 in the table on page 30.

[3]	See reconciliation on page 31.

Net Income at High Prior-Year Level

Adjusted interest income (net) improved to –€333 million, resulting mainly from a significant reduction in net indebtedness and the absence of a one-off charge relating to bond buybacks in the first quarter of 2004.

Net book gains in the first quarter of 2005 were significantly below last year’s figure. In the period under review they resulted from the sale of securities. The prior-year number consists of book gains on the sale of equity interests in EWE and VNG (€317 million) and on the sale of securities (€75 million).

Other nonoperating earnings primarily reflect positive effects from the marking to market of energy derivatives at the U.K. market unit. Earnings were negatively affected by the costs relating to a severe storm in Sweden at the beginning of the year. The prior-year figure mainly includes negative effects from the marking to market of energy derivatives.

Our continuing operations recorded a tax expense of €757 million in the first quarter of 2005. The increase results primarily from improved operating results and a lower share of tax-free earnings.

We were able to post net income (after income taxes and minority interests) at the high prior-year level despite recording substantially lower book gains. Earnings per share of €2.22 were likewise on par with last year’s figure.

Investments Significantly below Prior-Year Figure

In the period under review the E.ON Group invested €0.6 billion, a decline of 64 percent from the figure for the year-earlier quarter. We invested €445 million (prior year: €463 million) in intangible assets and property, plant, and equipment. Investments in financial assets totaled €169 million versus €1,257 million in the prior year.

Investments

January 1 - March 31
€ in millions	2005	2004	+/– %
Central Europe	295	277	+6
Pan-European Gas	68	39	+74
U.K.	81	100	–19
Nordic	117	367	–68
U.S. Midwest	43	54	–20
Corporate Center	4	880	—
Core energy business	608	1,717	–65
Other activities[1]	6	3	+100
Total	614	1,720	–64

[1]	Viterra.

In the first quarter the Central Europe market unit invested €295 million, roughly 6 percent more than the prior-year figure of €277 million. Investments in intangible assets and property, plant, and equipment totaled €211 million (prior year: €197 million); investments in financial assets totaled €84 million (prior year: €80 million). The greater part of capital expenditures for property, plant, and equipment went towards power generation and distribution assets.

Interim Report I/2005

Results of Operations

Pan-European Gas invested approximately €68 million in the first quarter of 2005. It increased its shareholding in Interconnector Limited of the U.K. from 10 percent to 14 percent, which represented its largest single investment in the period under review. Interconnector’s pipeline links Bacton in England with Zeebrugge in Belgium. This market unit also invested in infrastructure upgrade projects.

U.K.’s investments for the first quarter of 2005 were €81 million against €100 million for the prior year, with the decrease largely due to higher expenditure in 2004 on Scroby Sands offshore wind farm. Capital expenditure for additions to property, plant, and equipment was directed primarily at renewable generation, conventional power stations, and the regulated distribution business.

Nordic invested €68 million in property, plant, and equipment during the first quarter of 2005 to maintain its existing production plants and to upgrade and enhance its distribution network compared with €63 million during the corresponding period in 2004. Reinvestments as a consequence of the severe January storm have only delayed other planned investments resulting in a relatively minor increase. The significantly higher figure for the first quarter of 2004 included the acquisition of additional shares in Graninge (€289 million).

Investments at U.S Midwest were lower in 2005 due to lower construction spending on utility plant.

The Corporate Center’s prior-year investments primarily reflect payments for bond repurchases in conjunction with the acquisition of Midlands Electricity.

Financial Condition

Management’s analysis of E.ON’s financial condition uses, among other financial measures, cash provided by operating activities, free cash flow, and net financial position. Free cash flow is defined as cash provided by operating activities less investments in intangible assets and property, plant, and equipment. We use free cash flow primarily to make growth-creating investments, pay out cash dividends, repay debts, and make short-term financial investments. Net financial position equals the difference between our total financial assets and total financial liabilities. Management believes that these financial measures enhance the understanding of the E.ON Group’s financial condition and, in particular, its liquidity.

Cash provided by operating activities in the first quarter of 2005 was markedly above the prior-year level. The increase is exclusively attributable to our core energy business.

Cash provided by operating activities at Central Europe increased because payments for nuclear fuel reprocessing were lower than in the prior-year period. A higher gross profit on sales also served to increase cash provided by operating activities. In addition, tax payments were higher in the prior year.

Cash Provided by Operating Activities

January 1 - March 31
€ in millions	2005	2004	+/–
Central Europe	438	143	+295
Pan-European Gas	1,229	833	+396
U.K.	10	57	–47
Nordic	35	247	–212
U.S. Midwest	142	–2	+144
Corporate Center	–155	–213	+58
Core energy business	1,699	1,065	+634
Other activities	25	25	—
Cash provided by operating activities	1,724	1,090	+634
Investments in intangible assets and property, plant, and equipment	–445	–463	+18
Free cash flow[1]	1,279	627	+652

[1]	Non-GAAP financial measure.

Net Financial Position

	Mar. 31,	Dec. 31,	Mar. 31,
€ in millions	2005	2004	2004
Bank deposits	6,490	4,233	3,924
Securities and funds (current assets)	8,089	7,783	7,597
Total liquid funds	14,579	12,016	11,521
Securities and funds (fixed assets)	934	834	765
Total financial assets	15,513	12,850	12,286
Financial liabilities to banks	–3,768	–4,050	–4,933
Bonds	–9,221	–9,148	–10,688
Commercial paper	–4,799	–3,631	–3,453
Other financial liabilities	–1,515	–1,504	–875
Total financial liabilities	–19,303	–18,333	–19,949
Net financial position[1]	–3,790	–5,483	–7,663

[1]	Non-GAAP financial measure; the table on page 9 provides a reconciliation to the relevant GAAP measures.

Interim Report I/2005

In the first quarter of 2005, Pan-European Gas recorded a marked increase in cash provided by operating activities. The factors were a temperature-driven increase in withdrawals from gas storage facilities and lower intercompany tax offsets compared with the prior-year period.

Cash provided by operating activities at U.K. declined year-on-year, because of an increase in the working capital requirements of the retail business which we expect to be reversed in the third and fourth quarter.

The significant decline in Nordic’s cash provided by operating activities resulted from a number of nonrecurring items. These include increased cash outflows relating to a severe storm in January and higher tax payments. Improved gas margins and increased power production at hydroelectric facilities had a positive influence on cash provided by operating activities.

Cash provided by operating activities at U.S. Midwest was sharply higher year-on-year due to the absence of certain nonrecurring charges—including pension plan contributions and the phaseout of an asset-backed securities program—that negatively affected the prior-year figure.

The Corporate Center’s cash provided by operating activities was higher due to positive effects from the unwinding of currency swaps. Negative effects included intercompany tax offsets and higher tax payments.

In general, surplus cash provided by operating activities at Central Europe, U.K., and U.S. Midwest is lower in the first quarter of the year (despite the high sales volume typical of this season) due to the nature of their billing cycle, which in the first quarter is characterized by an increase in receivables combined with cash outflows for goods and services. During the remainder of the year, particularly in the second and the third quarters, there is a corresponding reduction in working capital, resulting in significant surplus cash provided by operating activities, although sales volumes (with the exception of U.S. Midwest) are actually lower. The fourth quarter is characterized by an increase in working capital. At Pan-European Gas, by contrast, cash provided by operating activities is recorded principally in the first quarter, whereas in the second and third quarter gas storage, and in the fourth quarter gas tax prepayments, result in cash outflows. A major portion of the market units’ capital expenditures for intangible assets and property, plant, and equipment is paid in the fourth quarter.

Due to the stable level of investments in intangible assets and property, plant, and equipment, free cash flow was significantly above the prior-year number.

Net financial position, a non-GAAP financial measure, is derived from a number of figures which are reconciled to the most directly comparable U.S. GAAP measure in the table below.

We further improved our net financial position from the figure reported as of December 31, 2004 (–€5,483 million). This was mainly attributable to strong cash provided by operating activities and divestments. Our net financial position was adversely affected by financial outlays for investments in property, plant, and equipment and in shareholdings.

Reconciliation of Net Financial Position

	Mar. 31,	Dec. 31,	Mar. 31,
€ in millions	2005	2004	2004
Liquid funds shown in the Consolidated Financial Statements	14,579	12,016	11,521
Financial assets shown in the Consolidated Financial Statements	17,599	17,263	18,735
– Thereof loans	–1,447	–1,438	–1,787
– Thereof equity investments	–14,674	–14,420	–15,562
– Thereof shares in affiliated companies	–544	–571	–621
= Total financial assets	15,513	12,850	12,286
Financial liabilities shown in the Consolidated Financial Statements	–21,331	–20,301	–22,113
– Thereof to affiliated companies	127	134	234
– Thereof to associated companies	1,901	1,834	1,930
= Total financial liabilities	–19,303	–18,333	–19,949
Net financial position	–3,790	–5,483	–7,663

Net interest expense declined by a substantial €97 million year-on-year, mainly reflecting lower net debt in the current-year quarter and a nonrecurring adverse effect from the repurchase of Powergen bonds in the prior-year quarter. A further factor was the higher share of liabilities with a variable interest rate. Net interest expense only includes the interest earnings of the items that make up net financial position.

Interim Report I/2005

Results of Operations

Financial Key Figures

January 1 - March 31,
€ in millions	2005	2004
Net interest expense[1]	–114	–211
Adjusted EBITDA[2]	3,243	3,024
Adjusted EBITDA ÷ net interest expense	28.4x	14.3x

[1]	Non-GAAP financial measure; see reconciliation to interest income shown in the Consolidated Statements of Income on page 31.

[2]	Non-GAAP financial measure; see reconciliation to net income on page 7.

On March 14, 2005, Standard & Poor’s confirmed its AA– long-term rating for E.ON bonds and lowered its outlook from stable to negative. Since April 30, 2004, Moody’s long-term rating for E.ON bonds is Aa3 with a stable outlook. Commercial paper issued by E.ON has a short-term rating of A-1+ and P-1 by Standard & Poor’s and Moody’s, respectively. E.ON has committed itself to maintaining at a minimum a strong single-A rating.

Employees

On March 31, 2005, the E.ON Group had 75,063 employees worldwide, as well as 2,060 apprentices and 314 board members and managing directors. Our workforce increased by 5,353 employees, or 8 percent, since December 31, 2004. This development is mainly attributable to the acquisition of the Bulgarian regional electric distribution companies Gorna Oryahovitza and Varna, which added approximately 3,700 employees in the first quarter. In addition, the full consolidation of E.ON IS (formerly is:energy) added approximately 1,400 employees in the first quarter. At the end of the quarter, 36,783 employees, or 49 percent of all staff, were working outside Germany.

Employees1

	Mar. 31,	Dec. 31,
	2005	2004	+/– %
Central Europe	41,918	36,811	+14
Pan-European Gas	11,471	11,520	—
U.K.	10,691	10,397	+3
Nordic	5,589	5,530	+1
U.S. Midwest	3,431	3,437	—
Corporate Center	431	420	+3
Core energy business	73,531	68,115	+8
Viterra	1,532	1,595	–4
Total	75,063	69,710	+8
Degussa[2]	42,418	42,461	—

[1]	Figures do not include apprentices, managing directors, or board members.

[2]	Accounted for using the equity method; at March 31, 2005, Degussa had 1,649 apprentices.

At the end of the first quarter of 2005, the U.K. market unit had 10,691 employees. This 3 percent rise from year-end 2004 is attributable to staff increases in the metering and retail business.

During the reporting period, wages and salaries including social security contributions totaled €1.2 billion, compared with €1.1 billion a year ago.

Risk Situation

In the normal course of business, we are subject to a number of risks that are inseparably linked to the operation of our businesses.

Technologically complex production facilities are involved in the production and distribution of energy. Operational failures or extended production stoppages of facilities or components of facilities could adversely impact our earnings situation. We address these risks through ongoing employee training and qualification programs and regular facility and system maintenance.

During the normal course of business, E.ON is exposed to interest rate, currency, commodity price, and counterparty risks which we address through the targeted use of financial instruments.

Our market units operate in an international market environment that is characterized by general risks related to the business cycle and by more intense competition. We use a comprehensive sales monitoring system and derivative financial instruments to minimize the price and sales risks of liberalized markets.

The political and legal environment in which the E.ON Group does business is a source of additional external risks. Our goal is to play an active and informed role in shaping our business environment. We pursue this goal by engaging in a systematic and constructive dialog with politicians and representatives of the legal community.

The operational and strategic management of the E.ON Group relies heavily on complex information technology. Our IT systems are maintained and optimized by qualified E.ON Group experts, outside experts, and certain technological security measures.

In the period under review, the E.ON Group’s risk situation did not change substantially from year-end 2004.

Interim Report I/2005

Outlook

For 2005 we expect the E.ON Group’s adjusted EBIT to be slightly above the record number we posted in 2004. Our ability to achieve the same high level of net income will depend to a great degree on book gains from the planned disposals of Viterra and Ruhrgas Industries and on the effects of the marking to market of derivatives at year-end.

The earnings forecast by market unit is as follows:

For 2005 we expect the adjusted EBIT of the Central Europe market unit to be above the prior-year number. We expect to compensate for the absence of certain positive one-off effects from 2004 and for regulatory risks to our grid operations by passing on higher wholesale prices to end customers, implementing groupwide optimization programs, and realizing regional synergies.

We expect business development at Pan-European Gas to be positive in 2005. From today’s perspective, however, the year-on-year earnings improvement of the first quarter will decline appreciably in the remaining quarters due to anticipated oil price developments. In addition, the acquisition of a majority interest in Distrigaz Nord will be later than originally planned and is now expected for the second quarter of 2005; the acquisition of a majority interest in Mol’s gas business is expected for the second half of 2005. Overall, we expect Pan-European Gas to post a slight increase in adjusted EBIT.

In local currency the U.K. market unit’s 2005 adjusted EBIT is expected to be similar to the 2004 level.

We anticipate that Nordic’s adjusted EBIT for 2005 will be slightly below the record figure posted in 2004, mainly because of the planned sale of hydroelectric generating capacity to Statkraft.

We expect U.S. Midwest’s 2005 adjusted EBIT to be on par with the 2004 figure in local currency. From today’s perspective, the positive effects of higher gas and electric rates will primarily be offset by higher coal prices in the non-regulated business.

Interim Report I/2005

Market Units

Central Europe

Central Europe

January 1 - March 31
€ in millions	2005	2004	+/– %
Sales	6,669	5,867	+14
— Thereof energy taxes	285	282	+1
Adjusted EBITDA	1,572	1,440	+9
Adjusted EBIT	1,281	1,179	+9

The onset of cold winter weather in February 2005 combined with low power plant availability led to extremely volatile spot prices for electricity. EEX spot prices for baseload deliveries peaked at more than €100 per MWh and averaged 30 percent higher quarter-on-quarter.

Forward prices were also higher in response to the development of spot market prices in conjunction with continued very high and volatile coal and gas prices and the fact that CO2 emission allowances are increasingly factored into prices.

At the turn of the year most utilities in Germany raised their standard rates for residential customers. The increases averaged just over 4 percent.

Central Europe sold approximately 3.3 billion kWh more electricity than in the prior-year period, mainly due to the sale of larger volumes of electricity the company was required to purchase pursuant to the Renewable Energy Law.

Central Europe met about 48 percent of its power requirements with electricity from its own generation assets, compared with 51 percent in the prior-year period. Central Europe’s generation business can capitalize on the advantages of a balanced energy resource portfolio. Compared with the prior year, Central Europe procured around 4 billion kWh more electricity from jointly owned power stations and outside sources. This increase is principally attributable to the purchase of larger volumes of wind power subsidized under the Renewable Energy Law.

Gas sales at Central Europe’s regional utilities declined by 1.3 billion kWh year-on-year, due in part to keener competition, particularly in the sales partner and the industrial and commercial segments.

Interim Report I/2005

Power Generation and Procurement1

January 1 - March 31
Billion kWh	2005	2004	+/– %
Owned generation	34.7	35.2	–1
Purchases	38.1	34.0	+12
— from jointly owned power plants	3.3	3.0	+10
— from outside sources	34.8	31.0	+12
Power procured	72.8	69.2	+5
Plant-use, transmission losses, pumped-storage hydro	–3.0	–2.7	—
Power sales	69.8	66.5	+5

[1]	Excludes energy trading activities.

Central Europe grew sales by 14 percent relative to the prior-year period, mainly due to higher sales volumes of electricity subsidized under the Renewable Energy Law and higher electricity prices in Germany.

Adjusted EBIT rose €102 million year-on-year, with the business units developing as follows.

Central Europe West Power grew adjusted EBIT by €85 million, mainly due to improved gross margins in Germany and the Netherlands. The key factor was the passthrough to end customers of the fuel-driven increase in wholesale prices.

At €205 million, adjusted EBIT at Central Europe West Gas was on par with the prior-year level. Lower sales volumes were counteracted by optimized procurement management and the first-time consolidation of two gas utilities at E.ON Bayern.

Central Europe East’s adjusted EBIT increase of €12 million is attributable to the sale of minority stakes in the Czech Republic. Varna und Gorna Oryahovitza, Bulgarian regional electric distribution companies, became consolidated E.ON companies on March 1, 2005, which also served to increase earnings.

Financial Highlights by Business Unit

	Central Europe West				Central Europe		Other/
January 1 - March 31	Power		Gas		East		Consolidation		Central Europe
€ in millions	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Sales[1]	4,516	3,875	1,247	1,141	578	496	43	73	6,384	5,585
Adjusted EBITDA	1,193	1,094	255	250	118	102	6	–6	1,572	1,440
Adjusted EBIT	1,009	924	205	203	80	68	–13	–16	1,281	1,179

[1]	Excludes energy taxes; energy trading activities are recognized net.

Interim Report I/2005

Market Units

Pan-European Gas

Pan-European Gas

January 1 - March 31
€ in millions	2005	2004	+/– %
Sales	5,647	4,570	+24
— Thereof energy taxes	1,029	1,003	+3
Adjusted EBITDA	583	510	+14
Adjusted EBIT	486	416	+17

In the first quarter of 2005, Germany’s consumption of primary energy fell 1.5 percent, while its consumption of natural gas is estimated to have risen 1.4 percent, relative to the same period last year. A lengthy cold spell in February and early March more than compensated for a temperature-driven decline in demand in January. First-quarter temperatures in E.ON Ruhrgas’s sales territory averaged roughly 0.4 °C below the prior-year figure and about 1.5 °C below the historical average.

Pan-European Gas’s midstream business sold 225.6 billion kWh of gas in the first quarter of 2005, about 7 percent more than in the prior-year period.

Gas Sales by Month1

January 1 - March 31
Billion kWh	2005	2004	+/– %
January	79.7	80.1	—
February	77.3	68.6	+13
March	68.6	62.5	+10
Gas sales	225.6	211.2	+7

[1]	Gas sales of E.ON Ruhrgas AG.

The volume growth resulted mainly from higher sales volumes outside Germany, which increased by about 60 percent year-on-year. Just over half of the volume growth is attributable to deliveries to E.ON UK which began in October 2004. Furthermore, additional volumes of gas were delivered to new customers in Italy, France, and Denmark in the first quarter of 2005. In Germany, sales volumes to regional gas companies and resellers were up slightly.

As in the previous year, regional gas companies constituted E.ON Ruhrgas AG’s largest customer segment, accounting for 49 percent (prior year: 52 percent) of total gas sales. Twenty-six percent (prior year: 27 percent) of total sales went to municipal utilities. Deliveries to industrial customers accounted for 8 percent (prior year: 9 percent) of total sales. Sales outside Germany increased from 12 percent of total sales in the first quarter of 2004 to 17 percent in the period under review.

Pan-European Gas grew adjusted EBIT by 17 percent and sales by 24 percent in the first three months of 2005.

As in the previous year, the Up-/Midstream business unit made the greatest contribution to sales, which were positively impacted by higher sales volumes and higher average sales prices. In addition, upstream sales were higher year-on-year because Scoter gas field produced throughout the entire first quarter in 2005. In 2004 Scoter did not begin production until March.

Sales were higher at the Downstream Shareholdings business unit primarily due to consolidation effects at Thüga Italia.

Ruhrgas Industries’ sales, which are recorded at the Other/Consolidation business unit, were up 7 percent.

Interim Report I/2005

Adjusted EBIT was higher at all business units:

Comparatively colder temperatures in the first quarter of 2005 led to higher customer demand in the midstream business and consequently to higher demand charges being recorded by E.ON Ruhrgas AG. Higher sales volumes were another positive factor. This positive development was lessened by increased procurement costs on the back of high oil prices, which are tracked more rapidly on the procurement side than the sales side. Higher price levels and sales volumes from Scoter field helped to increase adjusted EBIT in the upstream business. On balance, these developments led to a 14 percent increase in adjusted EBIT at the Up-/Midstream business unit.

The Downstream business unit grew adjusted EBIT by 18 percent year-on-year. This is principally attributable to higher equity earnings at E.ON Ruhrgas International and Thüga. Adjusted EBIT at Ruhrgas Industries, which is recorded at the Other/Consolidation business unit, improved by 50 percent due to accounting-related effects.

Financial Highlights by Business Unit1

			Downstream		Other/
January 1 - March 31	Up-/Midstream		Shareholdings		Consolidation		Pan-European Gas
€ in millions	2005	2004	2005	2004	2005	2004	2005	2004
Sales	3,844	2,915	612	479	162	173	4,618	3,567
Adjusted EBITDA	344	305	212	183	27	22	583	510
Adjusted EBIT	275	241	193	163	18	12	486	416

[1]	Excludes energy taxes.

U.K.

U.K.

January 1 - March 31
€ in millions	2005	2004	+/– %
Sales	2,724	2,585	+5
Adjusted EBITDA	419	407	+3
Adjusted EBIT	268	270	–1

The impact of colder weather in 2005 and higher oil prices led to volatile and high prompt prices for gas and power. Delivered gas peaked at more than £1 per therm, while spot power prices hit £78 per MWh (baseload).

Forward gas prices increased significantly due to high oil prices and tightening winter supply margin in the U.K. Forward power prices in the U.K. also increased, driven by higher gas prices.

Interim Report I/2005

Market Units

Sales by Customer Segment1

January 1 - March 31
Billion kWh	2005	2004	+/– %
Power—Residential	8.6	8.7	–1
Power—SME and I&C	8.3	10.1	–18
Total Power sales	16.9	18.8	–10
Gas—Residential	21.5	21.4	—
Gas—SME and I&C	16.8	18.0	–7
Total gas sales	38.3	39.4	–3

[1]	Excludes wholesale and energy trading activities.

Power Generation and Procurement

January 1 - March 31
Billion kWh	2005	2004	+/– %
Owned generation	9.6	9.6	—
Purchases	7.9	9.8	–19
— Jointly owned power plants	0.3	0.8	–63
— Outside sources	7.6	9.0	–16
Power procured	17.5	19.4	–10
Plant-use, transmission losses, pumped-storage hydro	–0.6	–0.6	—
Power sales	16.9	18.8	–10

The decrease in power and gas sales volumes is in the industrial and commercial market, where the focus has been on securing margin in volatile market conditions.

U.K.’s attributable generation portfolio was 7,965 MW at March 31, 2005, a decrease of 1,300 MW from year-end 2004 due to the operational withdrawal of both units at Grain. In April 2005 the first unit at Killingholme (450 MW) was returned to service.

E.ON UK increased its sales in the first quarter of 2005 compared with the prior year as a result of retail price increases at the non-regulated business offset by negative exchange-rate effects.

Adjusted EBIT at the regulated business was up €8 million due to a full quarter’s contribution from Midlands Electricity, which was acquired on January 16, 2004.

The increase in adjusted EBIT at the non-regulated business of €24 million is mainly due to higher retail earnings partially offset by higher coal and gas costs.

The €34 million decrease in adjusted EBIT recorded under Other/Consolidation is mainly due to no deferred warranty income from previous asset sales and lower earnings from the international assets following divestment of the interests in the 1,220 MW Paiton plant in 2004.

In local currency, adjusted EBIT was slightly above the prior-year figure.

Financial Highlights by Business Unit

	Regulated		Non-regulated		Other/
January 1 - March 31	business		business		Consolidation		U.K.
€ in millions	2005	2004	2005	2004	2005	2004	2005	2004
Sales	219	246	2,560	2,401	–55	–62	2,724	2,585
Adjusted EBITDA	161	151	285	248	–27	8	419	407
Adjusted EBIT	124	116	174	150	–30	4	268	270

Interim Report I/2005

Nordic

Nordic

January 1 - March 31
€ in millions	2005	2004	+/– %
Sales	1,037	1,032	—
— Thereof energy tax	128	113	+13
Adjusted EBITDA	403	381	+6
Adjusted EBIT	301	279	+8

Water conditions in Sweden and Norway continued to improve until mid-January, and the hydrological situation was well above normal at the beginning of the year. By early April conditions had returned to normal. Unusually warm temperatures and high hydropower production kept spot and forward prices down during the first two months of the year. In March spot and forward prices rose considerably due to cold weather, less favorable water conditions, higher fuel prices, and the rising prices of emission allowances.

On January 8 and 9, 2005, a hurricane hit southern Sweden and destroyed the distribution grid in some areas. Power outages affected 250,000 Sydkraft customers. Some customers were left without electricity for over six weeks. Sydkraft now estimates that the costs for rebuilding its distribution grid and compensating customers will be approximately €140 million. The direct and indirect effects were significant and affected large parts of the company’s operations. These effects and costs are extraordinary in nature and will not affect adjusted EBIT.

Nordic sold 0.5 billion kWh less electricity compared with the same period in 2004. The decrease was a consequence of lower sales to residential and commercial customers, primarily as a result of the January storm, in conjunction with lower sales to and purchases from Nordpool. Of total power sales, 93 percent were recorded in Sweden and 7 percent in Finland.

Nordic covered more than 70 percent of its electricity sales with power from its own generation assets. Generation increased by 0.4 billion kWh relative to the prior-year period. Higher reservoir levels at the start of the year along with greater inflow during the period under review resulted in higher hydropower generation. Nuclear power production declined slightly because availability was very high during the prior-year period and there was one unplanned outage during the period under review. Lower spot electricity prices explain the decline in generation from fossil-fuel and CHP units. During the first three months of 2005, Nordic’s nuclear power plants produced 48 percent of total generation, with hydroelectric plants accounting for 43 percent.

Interim Report I/2005

Market Units

Power Generation and Procurement

January 1 - March 31
Billion kWh	2005	2004	+/– %
Owned generation	9.9	9.5	+4
Purchases	4.4	5.4	–19
— Jointly owned power plants	2.8	3.0	–7
— Outside sources	1.6	2.4	–33
Power procured	14.3	14.9	–4
Plant-use, transmission losses	–0.6	–0.7	—
Power sales	13.7	14.2	–4

Gas and Heat Sales

January 1 - March 31
Billion kWh	2005	2004	+/– %
Gas sales	2.5	2.5	—
Heat sales	4.1	4.1	—

Both gas and heat sales were virtually unchanged year-on-year.

Nordic’s sales of €1,037 million were on par with the prior-year figure. Lower electricity volumes and lower spot prices were compensated for by successful hedging and increased gas prices.

Nordic increased adjusted EBIT by €22 million year-on-year to €301 million. The improvement was primarily a result of increased hydropower production. Nordic’s adjusted EBIT from its gas operations improved due to a favorable spread between gas oil and fuel oil prices. Nordic’s Finnish business unit reported lower adjusted EBIT, mainly as a result of lower electricity sales in the residential segment and a decline in earnings from energy trading activities.

Financial Highlights by Business Unit1

January 1 - March 31	Sweden		Finland		Nordic
€ in millions	2005	2004	2005	2004	2005	2004
Sales	836	846	73	73	909	919
Adjusted EBITDA	380	352	23	29	403	381
Adjusted EBIT	287	259	14	20	301	279

[1]	Excludes energy tax.

Interim Report I/2005

U.S. Midwest

U.S. Midwest

January 1 - March 31
€ in millions	2005	2004	+/– %
Sales	551	520	+6
Adjusted EBITDA	149	139	+7
Adjusted EBIT	101	93	+9

In the first quarter, wholesale peak electricity prices in the Midwest, driven in part by higher gas prices, increased to approximately $50 per MWh, compared to $42 per MWh for the same period in 2004. Natural gas prices at Henry Hub averaged $6.39 per MMBtu compared to $5.61 per MMBtu for the same period in 2004.

Sales by Customer Segment

January 1 - March 31
Billion kWh	2005	2004	+/– %
Regulated utility business	9.5	9.3	+2
— Retail customers	8.0	7.9	+1
— Off-system sales	1.5	1.4	+7
Non-regulated business	2.9	3.0	–3
Power sales	12.4	12.3	+1
Retail customers	6.1	6.5	–6
Off-system sales	0.6	0.4	+50
Gas sales	6.7	6.9	–3

Through March 2005, the regulated utility operation sold more electricity compared with 2004 primarily due to an increase in the number of customer accounts compared with the year-earlier figure. Retail natural gas sales declined due largely to milder winter weather compared with 2004. Off-system sales of natural gas increased due to the sale of volumes not used to serve retail customers.

The non-regulated operation showed lower electricity sales due to lower off-system sales volumes.

Power Generation and Procurement

January 1 - March 31
Billion kWh	2005	2004	+/– %
Owned generation	11.9	11.9	—
— Owned power stations	9.0	9.0	—
— Leased power stations	2.9	2.9	—
Purchases	1.2	1.2	—
Power procurement	13.1	13.1	—
Plant-use and transmission losses	–0.7	–0.8	—
Power sales	12.4	12.3	+1

Ninety-nine percent of the U.S. Midwest’s electricity generation was from coal-fired power stations. Its generation portfolio was unchanged from year-end 2004 at 9,666 MW.

U.S. Midwest’s sales for the first quarter of 2005 increased 6 percent (in local currency 11 percent), resulting primarily from the increase in retail electric and gas rates effective July 1, 2004, as approved by the Kentucky Public Service Commission offset by the U.S. dollar’s deterioration against the euro. Adjusted EBIT increased 9 percent (in local currency 13 percent), mainly driven by higher sales.

Adjusted EBIT at LG&E Energy’s regulated utility operations improved from 2004 primarily as a result of the increased retail electric and gas rates. In addition, the contribution from off-system sales exceeded the previous year’s figure due to higher prices in the off-system wholesale electric market.

Adjusted EBIT at the non-regulated operations declined from 2004, as Western Kentucky Energy’s fuel costs were higher.

Financial Highlights by Business Unit

	Regulated		Non-regulated
January 1 - March 31	business		business/Other		U.S. Midwest
€ in millions	2005	2004	2005	2004	2005	2004
Sales	483	452	68	68	551	520
Adjusted EBITDA	144	128	5	11	149	139
Adjusted EBIT	99	85	2	8	101	93

Interim Report I/2005

Interim Financial Statements (Unaudited)

E.ON AG and Subsidiaries Consolidated Statements of Income

January 1 - March 31
€ in millions	2005	2004
Sales	16,418	14,622
Energy tax	–1,436	–1,394
Sales, net of energy tax	14,982	13,228
Cost of goods sold and services provided	–11,576	–9,973
Gross profit on sales	3,406	3,255
Selling expenses	–1,052	–1,145
General and administrative expenses	–365	–292
Other operating income	2,109	1,841
Other operating expenses	–1,662	–1,391
Financial earnings	–44	–116
Income/Loss (–) from continuing operations before income taxes and minority interests	2,392	2,152
Income taxes	–757	–526
Minority interests	–176	–175
Income/Loss (–) from continuing operations	1,459	1,451
Income/Loss (–) from discontinued operations, net	—	4
Net income	1,459	1,455

Earnings per share in €— basic and diluted
— from continuing operations	2.22	2.21
— from discontinued operations	—	0.01
— from net income	2.22	2.22

Interim Report I/2005

E.ON AG and Subsidiaries Consolidated Balance Sheets

	Mar. 31,	Dec. 31,
€ in millions	2005	2004
Assets
Goodwill	14,796	14,454
Intangible assets	3,744	3,788
Property, plant, and equipment	43,764	43,563
Financial assets	17,599	17,263
Fixed assets	79,903	79,068
Inventories	2,228	2,647
Financial receivables and other financial assets	2,054	2,124
Operating receivables and other operating assets	17,623	15,759
Assets of disposal groups	545	553
Liquid funds (thereof cash and cash equivalents < 3 months 2005: 6,436; 2004: 4,176)	14,579	12,016
Nonfixed assets	37,029	33,099
Deferred taxes	1,555	1,551
Prepaid expenses	358	344
Total assets	118,845	114,062

E.ON AG and Subsidiaries Consolidated Balance Sheets

	Mar. 31,	Dec. 31,
€ in millions	2005	2004
Stockholders’ equity and liabilities
Stockholders’ equity	35,492	33,560
Minority interests	4,298	4,144
Provisions for pensions	8,673	8,589
Other provisions	25,883	25,653
Accrued liabilities	34,556	34,242
Financial liabilities	21,331	20,301
Operating liabilities	15,259	14,054
Liabilities	36,590	34,355
Liabilities of disposal groups	53	54
Deferred taxes	6,758	6,605
Deferred income	1,098	1,102
Total stockholders’ equity and liabilities	118,845	114,062

Interim Report I/2005

Interim Financial Statements (Unaudited)

E.ON AG and Subsidiaries Consolidated Statements of Cash Flow

January 1 - March 31
€ in millions	2005	2004
Net income	1,459	1,455
Income applicable to minority interests	176	175
Adjustments to reconcile net income to net cash provided by operating activities
Income/Loss (–) from discontinued operations, net	—	–4
Depreciation, amortization, impairment	728	696
Changes in provisions	221	–222
Changes in deferred taxes	78	–161
Other noncash income and expenses	–492	–493
Gain/Loss (–) on disposal of fixed assets	–97	–418
Changes in nonfixed assets and other operating liabilities	–349	62
Cash provided by operating activities	1,724	1,090
Proceeds from disposal of
equity investments	142	977
intangible and fixed assets	230	242
Purchase of
equity investments	–169	–1,257
intangible and fixed assets	–445	–463
Changes in other liquid funds	–94	983
Cash provided by (used for) investing activities	–336	482
Payments received/made from changes in capital, including minority interests	—	—
Payments for treasury stock, net	—	—
Payment of cash dividends to
stockholders of E.ON AG	—	—
minority stockholders	–27	–101
Changes in financial liabilities	828	–840
Cash provided by (used for) financing activities	801	–941
Net increase (decrease) in cash and cash equivalents maturing (< 3 months) from continuing operations	2,189	631
Effect of foreign exchange rates on cash and cash equivalents (< 3 months)	71	72
Cash and cash equivalents (< 3 months) at the beginning of the period	4,176	3,321
Cash and cash equivalents (< 3 months) from discontinued operations at the beginning of the period	—	—
Cash and cash equivalents from continuing operations at the end of the period (< 3 months)	6,436	4,024
Available-for-sale securities (> 3 months) from continuing operations at the end of the period	8,143	7,497
Available-for-sale securities (> 3 months) from discontinued operations at the end of the period	—	—
Cash and cash equivalents (< 3 months) from discontinued operations at the end of the period	—	—
Liquid funds as shown on the balance sheet	14,579	11,521

Interim Report I/2005

Consolidated Statements of Changes in Stockholders’ Equity

				Accumulated
				other comprehensive income
				Currency
		Additional		translation	Available-	Minimum
	Capital	paid-in	Retained	adjust-	for-sale	pension	Cash flow	Treasury
€ in millions	Stock	capital	earnings	ments	securities	liability	hedges	stock	Total
Balance as of January 1, 2004	1,799	11,564	16,976	–1,021	1,184	–492	20	–256	29,774
Shares repurchased/sold
Dividends paid
Net income			1,455						1,455
Other comprehensive income				247	1,219	37	15		1,518
Total comprehensive income									2,973
Balance as of March 31, 2004	1,799	11,564	18,431	–774	2,403	–455	35	–256	32,747

Balance as of January 1, 2005	1,799	11,746	20,003	–896	2,178	–1,090	76	–256	33,560
Shares repurchased/sold
Dividends paid
Net income			1,459						1,459
Other comprehensive income				214	200	14	45		473
Total comprehensive income									1,932
Balance as of March 31, 2005	1,799	11,746	21,462	–682	2,378	–1,076	121	–256	35,492

Interim Report I/2005

Notes

Accounting and Valuation Policies

The accounting and valuation policies used to prepare the Interim Financial Statements for the three months ended March 31, 2005, correspond to those used for the Consolidated Financial Statements for the year ended December 31, 2004.

Publication of New Accounting Standards

In March 2005 the FASB issued Interpretation (FIN) 47, “Accounting for Conditional Asset Retirement Obligations—An Interpretation of FASB Statement No. 143.” FIN 47 clarifies that SFAS 143 also applies to asset retirement obligations even though uncertainty exists about the timing and/or method of settlement. FIN 47 is effective for fiscal years ending after December 15, 2005. E.ON is currently evaluating what effect the adoption of FIN 47 will have on its Consolidated Financial Statements.

Variable Interest Entities

On January 1, 2004, E.ON adopted the revised version of FIN 46 published in December 2003 (FIN 46R).

As of March 31, 2005, E.ON’s variable interest entities (VIEs) consist of two real estate leasing companies, two jointly owned electric generating companies, a company to manage and dispose of real estate, and a company that manages shareholdings.

As of March 31, 2005, E.ON consolidated VIEs with total assets and corresponding liabilities and equity of approximately €1,139 million and earnings of €18 million. Fixed assets and other assets in the amount of €132 million serve as collateral for liabilities relating to financial leases and bank loans. With the exception of two VIEs, there are limits to the recourse of creditors of the consolidated VIEs to the consolidating companies. In the case of these two VIEs, the liabilities total €90 million for the consolidating companies.

In addition, since July 1, 2000, E.ON has had a contractual relationship with a VIE, a leasing company operating in the energy industry, for which we are not the primary beneficiary. This entity has total assets and corresponding liabilities and equity of €120 million and annual earnings of roughly €29 million. E.ON’s maximum exposure to loss relating to this VIE is approximately €15 million. Management considers it unlikely that this loss will be realized.

The financial situation of another special-purpose entity, which has existed since 2001 and will operate until the fourth quarter of 2005, cannot be computed pursuant to FIN 46R due to lack of information. The entity’s activities consist of liquidating the assets of divested operations. Its original assets and corresponding liabilities and equity totaled €127 million. Management does not expect E.ON’s results of operations to be adversely affected by this entity’s operations.

Interim Report I/2005

Acquisitions, Disposals, and Discontinued Operations

Acquisitions in 2005

On February 22, 2005, E.ON Energie acquired 67 percent ownership interests in Gorna Oryahovitza and Varna, Bulgarian regional electric distribution companies. The aggregate purchase price of approximately €140 million was paid in 2004. The two utilities became consolidated E.ON companies on March 1, 2005.

Discontinued Operations

Significant disposals and discontinued operations in 2004 are described in detail in our 2004 Annual Report.

Income/Loss (–) from Discontinued Operations

January 1 - March 31
€ in millions	2005	2004
VEBA Oel	—	—
Viterra operations	—	4
E.ON Energie operations	—	—
Total	—	4

Research and Development

The E.ON Group’s research and development expense is primarily attributable to E.ON Ruhrgas and totaled €13 million in the first three months of 2005, compared with €13 million for the same period last year.

Earnings per Share

Earnings per share were computed as follows:

Earnings per Share

January 1 - March 31	2005	2004
Income/Loss (–) from continuing operations (€ in millions)	1,459	1,451
Income/Loss (–) from discontinued operations, net (€ in millions)	—	4
Net income (€ in millions)	1,459	1,455
Weighted average number of shares outstanding (in 1,000)	658,240	656,026
Earnings per share (in €)
— from continuing operations	2.22	2.21
— from discontinued operations	—	0.01
— from net income	2.22	2.22

Interim Report I/2005

Notes

Financial Earnings

The table below provides details of financial earnings for the periods indicated:

Financial Earnings

January 1 - March 31
€ in millions	2005	2004	+/– %
Income from companies accounted for using the equity method	198	200	–1
Other income from companies in which share investments are held	22	20	+10
Income from share investments	220	220	—
Income from other long-term securities	4	9	–56
Income from long-term loans	6	7	–14
Other interest and similar income	186	123	+51
Interest and similar expenses	–436	–475	+8
— thereof SFAS 143 accretion expense	–125	–125	—
— thereof from financial liabilities to affiliated companies and to companies in which share investments are held	–7	–7	—
Interest and similar expenses (net)	–240	–336	+29
Writedown of financial assets and long-term loans	–24	—	—
Financial earnings	–44	–116	+62

Interim Report I/2005

Goodwill and Intangible Assets

The table below shows the changes in the carrying amount of goodwill in the first quarter of 2005 by segment:

Goodwill1

		Pan-				Cor-
	Central	European			U.S.	porate	Other
€ in millions	Europe	Gas	U.K.	Nordic	Midwest	Center	activities	Total
Book value as of December 31, 2004	2,305	3,920	4,779	359	3,080	1	10	14,454
Goodwill additions/disposals	51	—	—	1	—	—	—	52
Goodwill impairment	—	—	—	—	—	—	—	—
Other changes[2]	—	1	140	–4	153	—	—	290
Book value as of March 31, 2005	2,356	3,921	4,919	356	3,233	1	10	14,796

[1]	Excludes goodwill of companies accounted for using the equity method.

[2]	Other changes include transfers and exchange-rate differences.

Intangible Assets

As of March 31, 2005, and December 31, 2004, E.ON’s intangible assets, including advance payments on intangible assets, and related accumulated amortization consist of the following:

Intangible Assets

	Mar. 31,	Dec. 31,
€ in millions	2005	2004
Intangible assets subject to amortization
Acquisition costs	4,683	4,544
Accumulated amortization	1,771	1,647
Net book value	2,912	2,897
Intangible assets not subject to amortization	832	891
Total	3,744	3,788

In the first three months of 2005, E.ON recorded an amortization expense of €93 million (prior year: €83 million) on intangible assets and a nonrecurring amortization expense of €0 million (prior year: €1.5 million) on intangible assets. We did not record impairment charges in the first quarter of 2005.

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for the rest of 2005 and each of the five succeeding fiscal years is as follows: 2005 (remaining nine months): €256 million, 2006: €306 million, 2007: €287 million, 2008: €211 million, 2009: €180 million, 2010: €153 million. As acquisitions and dispositions occur in the future, actual amounts could vary.

Treasury Shares Outstanding

As of March 31, 2005, E.ON held the same number of treasury shares as it did on December 31, 2004. E.ON AG held 4,374,403 treasury shares. E.ON subsidiaries held another 28,472,194 shares. E.ON thus holds 4.7 percent of its capital stock as treasury shares.

Dividends Paid

On April 27, 2005, the Annual Shareholders Meeting voted to distribute a dividend of €2.35 per share of common stock, a €0.35 increase from the previous dividend, for a total dividend payout of €1,549 million.

Interim Report I/2005

Provisions for Pensions

The changes in the projected benefit obligation are shown below:

Changes in Projected Benefit Obligations

January 1 - March 31
€ in millions	2005	2004
Employer service cost	52	49
Interest cost	197	207
Expected return on plan assets	–110	–111
Prior service cost	8	7
Net amortization of gains (–)/losses	34	12
Total	181	164

Asset Retirement Obligations

E.ON’s asset retirement obligations at March 31, 2005, relate to the decommissioning of nuclear power stations in Germany (€8,234 million) and Sweden (€400 million), environmental remediation at conventional power station sites, including the removal of electric transmission and distribution equipment (€333 million), environmental remediation at gas storage facilities (€77 million) and opencast mining facilities (€59 million), and the decommissioning of oil and gas infrastructure (€18 million). The fair value of nuclear decommissioning obligations was determined using third-party valuations.

An accretion expense pertaining to continued provisions of €125 million for the current period is included in financial earnings (prior year: €125 million).

Contingent Liabilities Arising from Guarantees

Financial Guarantees

Financial guarantees include both direct and indirect obligations (indirect guarantees of indebtedness of others). These require the guarantor to make contingent payments to the guaranteed party based on the occurrence of certain events and/or changes in an underlying instrument that is related to an asset, a liability, or an equity security of the guaranteed party.

E.ON’s financial guarantees include nuclear-energy-related items that are described in detail in our 2004 Annual Report. Obligations also include direct financial guarantees to creditors of related parties and third parties. Financial guarantees with specified terms extend as far as 2029. Maximum potential undiscounted future payments amount to €619 million (year-end 2004: €737 million). Of this amount, €402 million (year-end 2004: €534 million) consists of guarantees issued on behalf of related parties.

Indirect guarantees primarily include additional obligations in connection with cross-border leasing transactions and obligations to provide financial support, primarily to related parties. Indirect guarantees have terms up to 2023. Maximum potential undiscounted future payments amount to €463 million (year-end 2004: €459 million). Of this amount, €161 million (year-end 2004: €162 million) involves guarantees issued on behalf of related parties. As of March 31, 2005, we have recorded provisions of €97 million (year-end 2004: €98 million) for financial guarantees.

In addition, E.ON has commitments under which it assumes joint and several liability arising from its ownership interests in civil-law companies (Gesellschaften bürgerlichen Rechts), noncorporate commercial partnerships, and consortia.

Furthermore, certain subsidiaries have obligations by virtue of their membership in VKE in accordance with VKE’s articles of association. Management does not expect these companies to have to perform on their obligations.

Interim Report I/2005

Indemnification Agreements

Contracts in connection with the disposal of shareholdings concluded by E.ON Group companies include indemnification agreements and other guarantees with terms up to 2041 in accordance with contractual arrangements and local legal requirements, unless shorter terms were contractually agreed to. Maximum potential undiscounted amounts payable under these agreements could total up to €4,365 million (year-end 2004: €4,602 million). These typically relate to customary representations and warranties, potential environmental liabilities, and taxes. In some cases, the buyer is either required to share costs or to cover certain costs before we are required to make any payments. Some obligations are covered first by insurance contracts or provisions of the divested companies. As of March 31, 2005, we have recorded provisions of €87 million (year-end 2004: €86 million) for all indemnities and other guarantees included in sales agreements. Guarantees issued by companies that were later sold by E.ON AG (or by VEBA AG and VIAG AG before their merger) are included in the final sales contracts in the form of indemnities (Freistellungserklärungen).

Other Guarantees

Other guarantees with an effective period through 2020 include contingent purchase consideration (maximum potential undiscounted future payments at March 31, 2005: €36 million; year-end 2004: €36 million) and warranties and market-value guarantees (maximum potential undiscounted future payments: €89 million). Other guarantees also include product warranties (€25 million included in provisions as of March 31, 2005). The change compared with the provisions of €25 million as of December 31, 2004, reflects the utilization and reversal of provisions in the amount of €1 million and additions of €1 million in the first three months of 2005.

Litigation and Claims

In February Fortum Power and Heat Oy (Fortum), Espoo, Finland, filed a Request for Arbitration with the International Chamber of Commerce. Fortum wishes to exercise its purported rights under the call option for E.ON Nordic’s shares in E.ON Finland under an agreement entered into in April 2002. E.ON Nordic owns 65.6 percent of E.ON Finland; the call option is subject to the fulfillment of certain legal conditions. Arbitration is at an early stage.

Subsequent Events

On April 4, 2005, E.ON Energie signed an agreement in Bucharest to acquire shares in Electrica Moldova S.A., a regional electric distribution company. The privatization agreement calls for E.ON Energie to acquire 24.62 percent of the shares in the company and at the same time to increase its ownership interest to 51 percent by means of a capital increase. Electrica Moldova, which operates in northeastern Romania, supplies approximately 1.3 million customers with approximately 4 billion kWh of electricity, giving it a roughly 11 percent share of the Romanian distribution market. The transaction is expected to close in the second half of 2005.

E.ON UK announced on January 25, 2005, that E.ON AG had enabled a payment of £420 million to be made into its main pension plan in 2005. The payment made on April 1, 2005, into the E.ON Holding Group of the Electricity Supply Pension Scheme facilitates the merger of the four previously autonomous sections covering Powergen, East Midlands Electricity, Midlands Electricity, and TXU. The payment covers a significant portion of the actuarial deficit and improves the pension plan’s financing across all four sections.

On May 6, 2005, E.ON UK announced the completion of the purchase of 100 percent of Enfield gas-fired power station located near London. The purchase price was £109 million (approximately €160 million). Enfield has an installed capacity of 392 MW, roughly enough power for 300,000 homes.

Interim Report I/2005

Business Segments

Our reportable segments are presented in line with our internal organizational and reporting structure. E.ON’s business is subdivided into energy and other activities. Our core energy business consists of the following market units: Central Europe, Pan-European Gas, U.K., Nordic, U.S. Midwest, and Corporate Center:

Central Europe operates an integrated electricity business and downstream gas business in Central Europe.

Pan-European Gas focuses on the upstream and midstream gas business in Europe. This market unit also holds a number of mostly minority shareholdings in the downstream gas business.

U.K. operates an integrated energy business in the United Kingdom.

Nordic is principally engaged in the integrated energy business in Northern Europe.

U.S. Midwest primarily operates a regulated utility business in Kentucky, USA.

The Corporate Center consists of equity interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the group level.

Effective January 1, 2004, adjusted EBIT is E.ON’s key figure for purposes of internal management control and as an indicator of a business’s long-term earnings power. Adjusted EBIT is derived from income/loss (–) from continuing operations before income taxes and minority interests and adjusted to exclude certain special items. The adjustments include book gains and losses on disposals, restructuring expenses, and other nonoperating income and expenses of a rare or extraordinary nature. In addition, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income.

Financial Information by Business Segment

January 1 - March 31	Central Europe		Pan-European Gas		U.K.		Nordic
€ in millions	2005	2004	2005	2004	2005	2004	2005	2004
External sales	6,609	5,805	5,306	4,425	2,713	2,582	1,019	1,018
Intersegment sales	60	62	341	145	11	3	18	14
Total sales	6,669	5,867	5,647	4,570	2,724	2,585	1,037	1,032
Adjusted EBITDA	1,572	1,440	583	510	419	407	403	381
Depreciation, amortization, and impairments[2]	–291	–261	–97	–94	–151	–137	–102	–102
Adjusted EBIT	1,281	1,179	486	416	268	270	301	279
— thereof earnings from companies accounted for using the equity method[2]	36	49	117	104	3	16	3	4
Cash provided by operating activities	438	143	1,229	833	10	57	35	247
Investments	295	277	68	39	81	100	117	367
Intangible assets and property, plant, and equipment	211	197	36	26	81	122	68	63
Financial assets	84	80	32	13	—	–22	49	304

[1]	Other activities consist of our Viterra and Degussa shareholdings. We account for Degussa using the equity method in line with our 42.9 percent shareholding in the company. Degussa contributed €28 million to adjusted EBIT in the first quarter of 2005, compared with €39 million for the same period last year.

[2]	In 2004 impairments impacting adjusted EBIT and earnings from companies accounted for by the equity method deviate from the corresponding figures recorded in the Consolidated Statements of Cash Flows and in financial earnings calculated pursuant to U.S. GAAP. The main factor is an impairment charge on a power plant shareholding taken by the U.K. market unit. This charge is recorded under other nonoperating earnings.

Interim Report I/2005

The interest portions of the allocations of other long-term provisions are treated analogously to the degree that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.

Page 7 of this report contains a detailed reconciliation of adjusted EBIT to net income.

Due to the adjustments made, our financial information by business segment may differ from the corresponding U.S. GAAP figures.

Adjusted Interest Income (Net)

January 1 - March 31
€ in millions	2005	2004
Net interest expense	–114	–211
– Net interest expense relating to liabilities of affiliated and associated companies as well as other share investments	–7	–7
– Accretion expense related to the adoption of SFAS 143	–125	–125
+ Income from long-term loans	6	7
Interest and similar expenses (net) shown in Consolidated Statements of Income	–240	–336
+ Nonoperating interest income (net)[1]	—	29
– Interest portion of long-term provisions	–93	–90
Adjusted interest income (net)	–333	–397

[1]	This figure is the sum of nonoperating interest expense and nonoperating interest income. In the first three months of 2004, nonoperating interest income (net) reflected, among other factors, tax-related interest payments.

U.S. Midwest		Corporate Center		Core energy business		Other activities[1]		E.ON Group
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
551	520	2	50	16,200	14,400	218	222	16,418	14,622
—	—	–431	–226	–1	–2	1	2	—	—
551	520	–429	–176	16,199	14,398	219	224	16,418	14,662
149	139	–37	–3	3,089	2,874	154	150	3,243	3,024
–48	–46	–4	–5	–693	–645	–35	–34	–728	–679
101	93	–41	–8	2,396	2,229	119	116	2,515	2,345
4	5	7	—	170	178	28	39	198	217
142	–2	–155	–213	1,699	1,065	25	25	1,724	1,090
43	54	4	880	608	1,717	6	3	614	1,720
43	54	1	–2	440	460	5	3	445	463
—	—	3	882	168	1,257	1	—	169	1,257

Financial Calendar

August 10, 2005	Interim Report: January – June 2005
November 10, 2005	Interim Report: January – September 2005

March 9, 2006	Publication of the 2005 Annual Report
May 4, 2006	2006 Annual Shareholders’ Meeting
May 5, 2006	Dividend Payout
May 10, 2006	Interim Report: January – March 2006
August 15, 2006	Interim Report: January – June 2006
November 8, 2006	Interim Report: January – September 2006

For more information
about E.ON, please contact:

Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Germany

T +49 (0)211-4579-453
F +49 (0) 211-4579-566

info@eon.com
www.eon.com

Only the German version of this Interim Report is legally binding.

Information on results: This Interim Report contains certain forward-looking statements that are subject to risk and uncertainties. For information identifying economic, currency, regulatory, technological, competitive, and some other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, you should refer to E.ON’s filings to the Securities and Exchange Commission (Washington, DC), as updated from time to time, in particular to the discussion included in the sections of the E.ON 2004 Annual Report on Form 20-F entitled “Item 3. Key Information: Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: May 12, 2005	By: /s/ Michael C. Wilhelm

Michael C. Wilhelm Senior Vice President Accounting